Exhibit 99.2

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

FIRST MAJESTIC SILVER CORP. ANNOUNCES C$50 MILLION BOUGHT DEAL FINANCING

Vancouver, British Columbia, April 22, 2016 – First Majestic Silver Corp. (TSX:FR / NYSE:AG) (“First Majestic” or the “Company”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters co-led by Cormark Securities Inc. and BMO Capital Markets, pursuant to which the underwriters have agreed to purchase 4,566,000 common shares (“Common Shares”) at a price of C$10.95 per Common Share of the Company, on a bought deal private placement basis, for aggregate gross proceeds to the Company of approximately C$50 million (the “Offering”).

The Company has also granted the underwriters an option to purchase up to 15% of the number of

Common Shares sold pursuant to the Offering, exercisable at any time prior to the Closing Date.

The net proceeds from the sale of the Common Shares will be used towards the mill and mine expansion at La Guitarra to 1,000 tpd, to further advance the roasting analysis and testing at La Encantada, and to allow the Company to increase the amount of development and exploration across the Company’s six operating mines as well as for general corporate and working capital purposes.

The Offering is scheduled to close on or about May 12, 2016 and is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and other approvals including the approval of the Toronto Stock Exchange and the New York Stock Exchange.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at http://www.firstmajestic.com/ or call our toll free number 1.866.529.2807

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private

Securities Litigation Reform Act of 1995 or forward looking information within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp. Forward-looking statements include, but are not limited to, statements with respect timing of closing of the Offering and the proposed use of proceeds of the Offering. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: failure to obtain regulatory approval of the Offering; the occurrence of a material adverse change, disaster, change of law or other failure to satisfy the conditions to closing of the Offering; risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of Business - Risk Factors” in First Majestic Silver Corp.’s Annual Information Form for the year ended December 31, 2015, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.